EXHIBIT 99.1

Brookfield Announces Upgrade to Debt Rating

BROOKFIELD, NEWS, Dec. 09, 2022 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) (“Brookfield”) today announced that it has received an upgrade on its senior unsecured debt rating from Moody’s to A3 from Baa1, reflecting the strengthening and resiliency of the inflation-linked cash flows generated across Brookfield’s three core pillars – Asset Management, Insurance Solutions and its Operating Businesses. This rating will apply to Brookfield Corporation, which will be the new name of Brookfield Asset Management Inc., after the completion of the public listing and distribution of a 25% interest in Brookfield’s asset management business.

Nicholas Goodman, Chief Financial Officer, stated, “We are pleased that the continued growth in our three core pillars, the stability and resiliency of the cash flows we generate, and our conservative capitalization is being recognized in the credit upgrade we received from Moody’s. This upgrade further reinforces the key differentiators of our business.”

About Brookfield

Brookfield (NYSE: BAM, TSX: BAM.A) is a leading global alternative asset manager with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world —including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward Looking Statements

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Brookfield’s perception of historical trends, current conditions and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Brookfield’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Brookfield can give no assurance that such estimates, beliefs and assumptions will prove to be correct. This press release contains forward-looking statements concerning Brookfield’s beliefs on the timing and manner of completion of the public listing and distribution of its asset management business. The transaction is subject to the satisfaction of a number of conditions, and, as such, there can be no certainty that the transaction will proceed or proceed in the manner described.

Other factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which Brookfield does business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which Brookfield operates; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within Brookfield and the asset management operations; (xxiv) risks specific to Brookfield’s business segments including Brookfield’s real estate, renewable power and transition, infrastructure, private equity, credit, and residential development activities and Brookfield’s asset management operations; and (xxv) factors detailed from time to time in documents filed by Brookfield with the securities regulators in Canada and the United States. Other factors, risks and uncertainties not presently known to Brookfield or that Brookfield currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. Brookfield disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.